SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

INFINITE GROUP, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

456910306

 (CUSIP Number)

Northwest Hampton Holdings, LLC
c/o James Villa
c/o Stuart L. Levison, Esq.
Allen & O'Brien, One East Avenue
Rochester, New York 14604
Tel: 585-546-2456

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE

13D

CUSIP NO. 456910306	Page 2 of 7 Pages

1	Names of Reporting Persons S.S or I..R.S. Identification Nos. Of Above Persons			Northwest Hampton Holdings, LLC

2	Check The Appropriate Box if a Member of a Group (See Instructions)
				(a) ☐
				(b) ☐

3	SEC Use Only

4	Source of Funds
				WC

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization			New York

	Number of Shares	7	Sole Voting Power	9,257,158
	Benefically owned
	by each	8	Shared Voting Power	0
	reporting
	person with	9	Sole Dispositive Power	9,257,158

		10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,257,158

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares			☐

13	Percent Of Class Represented by Amount in Row 11			27.9%

14	Type of Reporting Person			OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE

13D

CUSIP NO. 456910306	Page 3 of 7 Pages

1	Names of Reporting Persons S.S or I..R.S. Identification Nos. Of Above Persons			James Villa

2	Check The Appropriate Box if a Member of a Group (See Instructions)
				(a) ☐
				(b) ☐

3	SEC Use Only

4	Source of Funds			OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization			United States

	Number of Shares	7	Sole Voting Power	9,257,158
	Benefically owned
	by each	8	Shared Voting Power	0
	reporting
	person with	9	Sole Dispositive Power	9,257,158

		10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,257,158

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares			☐

13	Percent Of Class Represented by Amount in Row 11			27.9%

14	Type of Reporting Person			IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE

13D

CUSIP NO. 456910306	Page 4 of 7 Pages

Item 1.    Security and Issuer.

Name of Issuer: Infinite Group, Inc. (the “Company”)

Address of Issuer’s Principal Executive Offices:

60 Office Park Way
Pittsford, New York 14534

Security: Common Stock, par value $.001 per share (“Shares”)

Item 2. Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Northwest Hampton Holdings, LLC, a New York limited liability company (“Northwest”), and James Villa, a United States citizen (together Northwest and James Villa are the "Reporting Persons").

Northwest’s principal business is consulting. James Villa is the sole member of Northwest, and may be deemed to indirectly beneficially own the Shares directly beneficially owned by Northwest. The business address of the Reporting Persons is c/o Stuart L. Levison, Esq. Allen & O'Brien, One East Avenue, Rochester, New York 14604.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE

13D

CUSIP NO. 456910306	Page 5 of 7 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 9,257,158 Shares was acquired pursuant to various convertible notes issued by the Company to Northwest in 2003 and 2004 in loan transactions (the “Northwest Notes”) to fund the Company’s working capital requirements. The principal amount of the convertible notes as of February 21, 2008 is $362,624. The Northwest Notes mature on January 1, 2016. Northwest’s source of funds for the loans to the Company was its working capital and cash on hand.

Item 4. Purpose of the Transaction.

The Northwest Notes are held by Northwest for the purpose of investment.

Except as otherwise disclosed herein, the Reporting Persons are not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

Item 5.  Interest in Securities of the Issuer.

(a) Subject to certain limitations, as described Item 6 below, the aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Persons are 9,257,158 Shares, which are issuable upon the conversion of the Northwest Notes (includes principal and accrued interest in the amount of $462,858 as of February 21, 2008). The 9,257,158 Shares represent approximately 27.9% of the total outstanding Shares as of February 21, 2008. The percentage of outstanding Shares beneficially owned by the Reporting Persons are based upon the aggregate of 33,122,123 outstanding Shares consisting of (x) 23,864,965 Shares outstanding as of February 21, 2008 and (y) 9,257,158 Shares underlying the Northwest Notes.

SCHEDULE

13D

CUSIP NO. 456910306	Page 6 of 7 Pages

(b) Upon conversion of the Northwest Notes, Mr. Villa, as the sole member of Northwest, would have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all the Shares which underlie the Northwest Notes.

(c) On February 21, 2008, the Reporting Persons converted $12,500 in accrued interest on the Northwest Notes into 250,000 restricted Shares. Subsequently, on the same day, in reliance on an exemption from registration under Section 4(1 1/2) of the Securities Act of 1933, as amended, the Reporting Persons in a private sale transaction sold 250,000 restricted Shares to an accredited investor for $0.40 per share.

(d) Except as stated within this Item 5, only Mr. Villa has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement. To the knowledge of the Reporting Persons, only Northwest has the right to receive dividends, or proceeds, from the sale of the Shares reported by this statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The Northwest Notes are currently convertible into Shares subject to the following limitations:

1. The Shares issuable upon a proposed conversion can not result in a change in control of the Company which would limit the use of its net operating loss carryforwards; provided, however, if the Company closes a transaction with another third party or parties that results in a change of control which will limit the use of its net operating loss carryforwards, then the change of control provision shall no longer be in effect. The Company estimates that at December 31, 2007 all of these Shares could be issued as a result of conversions of principal and accrued interest.

2. Prior to any conversion by Northwest, other note holders holding notes which are then convertible into 5% or more of the Company’s then outstanding Shares shall be entitled to participate on a pari passu basis with Northwest and upon any such participation Northwest shall proportionately adjust its conversion request such that, in the aggregate, a change of control which would limit the use of the Company’s net operating loss carryforwards does not occur.

Item 7. Material to be Filed as Exhibits.

None.

SCHEDULE

13D

CUSIP NO. 456910306	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2008

/s/ James Villa
James Villa

Northwest Hampton Holdings, LLC

By: /s/ James Villa
James Villa Its sole member